

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

Ankur Dhingra
Chief Financial Officer
Summit Therapeutics Inc.
2882 Sand Hill Road, Suite 106
Menlo Park, CA 94025

> **Re: Summit Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed March 17, 2023**
> **File No. 333-270656**

Dear Ankur Dhingra:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Adam Finerman, Esq.